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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

THERMOENERGY CORPORATION

(Name of Issuer)

Common Stock ($.001 par value)

(Title of Class of Securities)

45764M102

(Cusip Number)

Gary S. Friedman, Esq.
Kaufman Friedman Plotnicki & Grun, LLP
300 East 42nd Street
New York, New York 10017
(212)687-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person&146;s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45764M102			Page 2 of 6

1.	Name of Reporting Person: Robert S. Trump		I.R.S. Identification Nos. of above persons (entities only): SS# ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,134,560

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 3,134,560

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,134,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.3%

14.	Type of Reporting Person (See Instructions): IN

2

The Statement on Schedule 13D dated July 27, 1993 (the “Schedule 13D”) with respect to the beneficial ownership by Robert S. Trump of shares of common stock, $.001 par value, of ThermoEnergy Corporation (formerly known as Innotek Corporation) (the “Issuer”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”), Amendment No. 2 to Schedule 13D (“Amendment No. 2”), Amendment No. 3 to Schedule 13D (“Amendment No. 3”), Amendment No. 4 to Schedule 13D (“Amendment No. 4”), Amendment No. 5 to Schedule 13D (“Amendment No. 5”), Amendment No. 6 to Schedule 13D (“Amendment No. 6”), Amendment No. 7 to Schedule 13D (“Amendment No. 7”) and Amendment No. 8 to Schedule 13 D (“Amendment No. 8) are hereby amended as set forth below. Terms used in this Amendment No. 8 which are defined in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 or Amendment No. 7, shall have the meanings ascribed to such terms in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 or Amendment No. 8, as the case may be.

1.	Item 3, Source and Amount of Funds or Other Consideration, is amended by the addition of the following paragraph at the end thereof:

On or about October 7, 2003, Mr. Trump invested the sum of $200,000 in the Company to purchase 666,667 shares of Common Stock at a price of $0.30 per share. No additional consideration is being or will be paid by Mr. Trump to the Company in connection with such purchase.

2.	Item 5, Interest in Securities of the Issuer, is amended in its entirety to read as follows:

As of the date hereof, Mr. Trump owns 2,823,456 shares of Common Stock, which represents approximately 17.7% of the outstanding shares of the Company’s capital stock. In addition, Mr. Trump may be deemed to beneficially own 311,104 shares of Common Stock underlying warrants which, together with the 2,823,456 shares referred to above, would represent beneficial ownership of approximately 19.3% of the outstanding capital stock of the Company.1

Mr. Trump has not engaged in any other transaction in the capital stock of the Company within the 60 days preceding the filing of this Amendment No. 9.

[1]	The calculations in this Amendment No. 9 are based upon written information provided by the Issuer on November 6, 2003 indicating that a total of 15,950,977 shares of Common Stock are issued and outstanding.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete, and correct.

Dated: November 6 , 2003

/s/ Robert S. Trump

Robert S. Trump